Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated February 24, 2026

Relating to Preliminary Prospectus Supplement Dated February 24, 2026

Registration Statement No. 333-290707

Common stock

Pre-funded warrants to purchase common stock

This free writing prospectus relates only to the public offering described below and should be read together with the preliminary prospectus supplement dated February 24, 2026, or the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus. This free writing prospectus supplements the Preliminary Prospectus Supplement and, to the extent inconsistent, supersedes the information in the Preliminary Prospectus Supplement. This free writing prospectus supplements the Preliminary Prospectus Supplement primarily to reflect the addition of certain pre-funded warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants, to the securities being offered by Bicara Therapeutics Inc. Except as otherwise indicated, all information in this free writing prospectus and the Preliminary Prospectus Supplement assumes no exercise of the underwriters’ option to purchase additional shares of our common stock and no exercise of the pre-funded warrants included in this offering.

This free writing prospectus is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus. Financial information and other information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This free writing prospectus should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying base prospectus, before making a decision in connection with an investment in the securities. Capitalized terms used in this free writing prospectus but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Bicara Therapeutics Inc.

Common stock offered by us:	$150.0 million shares of our common stock.

Pre-funded warrants offered by us:

We are also offering, in lieu of common stock to certain investors that so choose, pre-funded warrants to purchase shares of our common stock. Each pre-funded warrant is exercisable for one share of our common stock. The purchase price of each pre-funded warrant will equal the price per share at which shares of common stock are being sold to the public in this offering, less $0.0001, which is the exercise price of each pre-funded warrant. The pre-funded warrants do not expire, and each pre-funded warrant will be exercisable at any time after the date of issuance until the date the warrant is exercised in full. See “Description of pre-funded warrants” for additional information. This free writing prospectus and the Preliminary Prospectus Supplement also relate to the offering of the shares of common stock issuable upon the exercise of such pre-funded warrants.

The lock-up restrictions described in the Preliminary Prospectus Supplement under “Underwriting” will not apply to the issuance of shares of common stock upon the exercise of the pre-funded warrants during the 60-day period following the date of the final prospectus supplement to be filed in connection with this offering.

Option to purchase additional shares:	We have granted the underwriters an option, exercisable for 30 days from the date of the prospectus supplement, to purchase up to $22.5 million of additional shares of common stock.

Common stock to be outstanding immediately after this offering:	shares of common stock (or shares if the underwriters exercise their option to purchase additional shares in full), in each case, assuming no exercise of any pre-funded warrants offered or sold by us.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $    million, or approximately $    million if the underwriters exercise their option to purchase additional shares from us in full.

We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and investments, to further invest in and build our medical and commercial infrastructure to support a planned regulatory filing and commercial launch for ficerafusp alfa, if approved, in the U.S.; to further accelerate the development of ficerafusp alfa in 1L R/M HPV-negative HNSCC, including a less frequent dosing schedule; to fund manufacturing costs for ficerafusp alfa for ongoing and anticipated drug development efforts; to fund early signal-finding to support future indication expansion for ficerafusp alfa; and for other general corporate purposes. See “Use of proceeds” for additional information.

Risk factors	Your investment involves a high degree of risk. See “Risk factors” below, as well as “Risk factors” beginning on page S-7 of the Preliminary Prospectus Supplement and other information included and incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, for a discussion of factors that you should carefully consider before deciding to invest in our securities.

Nasdaq Global Market symbol and trading

“BCAX”

There is no established public trading market for the pre-funded warrants, and we do not expect a market to develop. We do not intend to list the pre-funded warrants on The Nasdaq Global Market or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited. See “Description of pre-funded warrants.”

Risk factors

Purchasers of securities in this offering will experience immediate and substantial dilution in the book value of their investment.

If you purchase shares of our common stock or pre-funded warrants in this offering, you will experience immediate and substantial dilution, as the public offering price of our common stock will be substantially greater than the net tangible book value per share of our common stock before giving effect to this offering. Accordingly, if you purchase our common stock or pre-funded warrants in this offering, you will incur immediate substantial dilution of approximately $     per share, representing the difference between the public offering price per share of common stock and our as adjusted net tangible book value as of September 30, 2025. For a further description of the dilution that you will experience immediately after this offering, see the section of the prospectus supplement entitled “Dilution.”

You may experience future dilution as a result of future equity offerings.

To raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock at prices that may not be the same as the price per share in this offering. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid by investors in this offering.

Future sales or issuances of our common stock, including any shares issuable upon exercise of any pre-funded warrants, or pre-funded warrants in the public markets, or the perception of such sales, could depress the trading price of our common stock.

The sale of a substantial number of shares of our common stock, including any shares issuable upon exercise of any pre-funded warrants, pre-funded warrants or other securities convertible into or exchangeable for our common stock in the public market, or the perception that such sales could occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We may sell large quantities of our common stock or pre-funded warrants at any time in one or more separate offerings in the future. In connection with this offering and subject to certain exceptions, we and our directors and executive officers have entered into lock-up agreements for a period of 60 days following this offering. We and our directors and executive officers may be released from such lock-up agreements prior to the expiration of the lock-up period at the sole discretion of Morgan Stanley & Co. LLC, TD Securities (USA) LLC and BofA Securities, Inc. (See “Underwriting” beginning on page S-12 of the prospectus supplement). Upon expiration or earlier release of the lock-up, we and our directors and executive officers and our affiliate stockholders may sell shares into the market. We cannot predict the effect that future sales of common stock, pre-funded warrants or other equity-related securities would have on the market price of our common stock.

There is no public market for the pre-funded warrants being offered in this offering. The pre-funded warrants are not listed on any exchange, and we do not intend to list the pre-funded warrants on any exchange.

There is no public trading market for the pre-funded warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to list the pre-funded warrants on The Nasdaq Global Market or any other national securities exchange or nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants will be limited.

We will not receive any additional funds upon the exercise of the pre-funded warrants.

Each pre-funded warrant is exercisable for $0.0001 per share of common stock underlying such pre-funded warrant. However, each pre-funded warrant may only be exercised through a “cashless exercise,” in which the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the pre-funded warrant. Accordingly, we will not receive any additional funds upon the exercise of the pre-funded warrants.

Except for the right to participate in certain dividends and distributions, holders of the pre-funded warrants will have no rights as stockholders until such holders exercise their pre-funded warrants and acquire shares of our common stock.

Until holders of the pre-funded warrants exercise their pre-funded warrants and acquire shares of our common stock, such holders will have no rights with respect to the shares of common stock underlying such pre-funded warrants, except that the holder of a pre-funded warrant shall be entitled to participate in certain distributions, including cash dividends, if any, to all holders of our common stock for no consideration. Upon exercise of the pre-funded warrants, the holders will be entitled to exercise the rights of a holder of common stock only as to matters for which the record date occurs after the exercise date. See “Description of pre-funded warrants—no rights as a stockholder.”

Significant holders or beneficial holders of our common stock may not be permitted to exercise pre-funded warrants that they hold.

A holder of a pre-funded warrant will not be entitled to exercise any portion of any pre-funded warrant which, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by the holder (together with its affiliates and other attribution parties, as defined under “Description of pre-funded warrants—exercise limitations”) to exceed a certain percentage of the number of shares of our common stock that would be outstanding immediately after giving effect to the exercise. However, subject to certain limitations, any holder may increase or decrease such percentage to any other percentage not in excess of [4.99%][9.99%][19.99%][24.99%] upon at least 61 days’ prior notice from the holder to us. As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such circumstance you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the pre-funded warrants.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $    million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (or approximately $    million if the underwriters exercise their option to purchase additional shares from us in full). We will receive nominal proceeds, if any, from the exercise of the pre-funded warrants.

As of December 31, 2025, we had cash, cash equivalents and investments of $414.8 million. These amounts have not been audited or reviewed by our independent registered public accounting firm. Our actual cash, cash equivalents and investments as of December 31, 2025 may differ from these amounts after we complete our comprehensive accounting procedures for the year ended December 31, 2025. We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and investments, to further invest in and build our medical and commercial infrastructure to support a planned regulatory filing and commercial launch for ficerafusp alfa, if approved, in the U.S.; to further accelerate the development of ficerafusp alfa in 1L R/M HPV-negative HNSCC, including a less frequent dosing schedule; to fund manufacturing costs for ficerafusp alfa for ongoing and anticipated drug development efforts; to fund early signal-finding to support future indication expansion for ficerafusp alfa; and for other general corporate purposes.

Pending these uses, we may temporarily invest the net proceeds from this offering in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities, or may hold such proceeds as cash, until they are used for their stated purpose. We have not determined the amount of net proceeds to be used specifically for such purposes. As a result, management will retain broad discretion over the allocation of net proceeds.

The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials and collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs, including the factors described under “Risk factors” and under “Risk factors” in the Preliminary Prospectus Supplement, the accompanying prospectus and in the documents incorporated by reference herein. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds.

Dilution

If you purchase shares of our common stock or pre-funded warrants in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share of common stock or pre-funded warrant in this offering and the as-adjusted net tangible book value per share of common stock immediately after this offering.

As of September 30, 2025, we had net tangible book value of approximately $402.8 million, or $7.38 per share of our common stock, based upon 54,612,477 shares of our common stock outstanding as of that date. Our historical net tangible book value (deficit) is the amount of our total tangible assets (total assets excluding goodwill and intangible assets) less total liabilities. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

After giving effect to our issuance and sale of (i) 1,604,000 shares of common stock sold pursuant to our “at-the-market” program in accordance with the Sales Agreement since September 30, 2025 for aggregate net proceeds of approximately $29.6 million, (ii)    shares of our common stock in this offering at the public offering price of $   per share of common stock and (iii) pre-funded warrants to purchase up to   shares of our common stock in this offering at a public offering price of $   per pre-funded warrant (which equals the public offering price of the common stock at which shares of our common stock are being sold to the public in this offering less the $0.0001 per share exercise price of each such pre-funded warrant), and after deducting underwriting discounts and commissions and estimated offering expenses and excluding any proceeds which may be received upon exercise of the pre-funded warrants or any resulting accounting associated with the exercise of the pre-funded warrants, our as adjusted net tangible book value as of September 30, 2025 would have been approximately $   million, or approximately $   per share. This represents an immediate increase in as adjusted net tangible book value per share of $   to our existing stockholders and immediate dilution of $   per share of common stock issued to investors participating in this offering.

The following table illustrates this dilution on a per share basis:

Public offering price per share			$
Net tangible book value per share as of September 30, 2025		$7.38

Increase in net tangible book value per share attributable to sale of 1,604,000 shares of common stock sold pursuant to the “at-the-market” program in accordance with the Sales Agreement since September 30, 2025

As adjusted net tangible book value per share as of September 30, 2025
Increase in net tangible book value per share attributable to sale of shares of common stock and pre-funded warrants in this offering	$

As adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors purchasing shares in this offering			$

If holders of pre-funded warrants exercise the pre-funded warrants offered hereby, the as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $   per share, and the dilution in net tangible book value per share to investors purchasing common stock in this offering would be $   per share.

If the underwriters exercise in full their option to purchase additional shares of common stock (and excluding shares of common stock issued and any proceeds received upon exercise of the pre-funded warrants or any resulting accounting associated with the exercise of the pre-funded warrants), the as adjusted net tangible book value after this offering would be $   per share of our common stock, representing an increase of as adjusted net tangible book value of $   per share to our existing stockholders and immediate dilution of $   per share to new investors purchasing shares in this offering.

The above discussion and table are based on 54,612,477 shares of our common stock outstanding as of September 30, 2025 excludes:

•	9,157,290 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2025, at a weighted average exercise price of $7.69 per share;

•

3,640,569 shares of common stock available for future issuance under our 2024 Stock Option and Incentive Plan as of September 30, 2025, as well as any increases in the number of shares of common stock reserved for issuance thereunder; and

•

507,383 shares of common stock available for future issuance under our 2024 Employee Stock Purchase Plan as of September 30, 2025, as well as any increases in the number of shares of common stock reserved for issuance thereunder.

To the extent that options outstanding as of September 30, 2025 have been or may be exercised or settle, as applicable, new options or other equity awards are issued under our equity incentive plans, or other shares issued, investors purchasing our common stock in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Description of pre-funded warrants

The following is a brief summary of certain terms and conditions of the pre-funded warrants being offered by this prospectus supplement. The following description is subject in all respects to the provisions contained in the pre-funded warrants.

Form

The pre-funded warrants will be issued as individual warrant agreements to the investors. The form of pre-funded warrant will be filed as an exhibit to our Current Report on Form 8-K that we expect to file with the SEC in connection with this offering.

Term

The pre-funded warrants do not expire.

Exercisability

Subject to certain limitations below in “—Exercise Limitations,” the pre-funded warrants are exercisable at any time between their original issuance and their expiration. The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice solely by means of a cashless exercise, in which the holder would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the pre-funded warrant. No fractional shares of common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the last trade price of our common stock on the exercise date.

Exercise limitations

Under the pre-funded warrants, we may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant, if (i) immediately prior to exercise the holder (together with its affiliates) beneficially owns an aggregate number of shares of our common stock greater than [9.99%] of the number of shares of our common stock outstanding, immediately before giving effect to the exercise of any pre-funded warrant without taking account any pre-funded warrants or (ii) immediately following exercise, the combined voting power of our securities beneficially owned by the holder (together with its affiliates) would be greater than [9.99%] of the combined voting power of all of our securities then outstanding, immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants, and without taking account any other pre-funded warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of [4.99%][9.99%][19.99%][24.99%] upon at least 61 days’ prior notice from the holder to us.

Exercise price

The exercise price per whole share of our common stock purchasable upon the exercise of the pre-funded warrants is $0.0001 per share of common stock. The exercise price of the pre-funded warrants and the number of shares of our common stock issuable upon exercise of the pre-funded warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock. The exercise price will not be adjusted below the par value of our common stock.

Transferability

Subject to applicable laws, the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange listing

We do not plan on applying to list the pre-funded warrants on The Nasdaq Global Market or any other national securities exchange or nationally recognized trading system.

Warrant agent

We will initially serve as the warrant agent under the pre-funded warrants.

Fundamental transactions

Upon the consummation of a fundamental transaction (as described in the pre-funded warrants, and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our assets, our consolidation or merger with or into another person in which we are not the surviving entity, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power of our outstanding common stock), the holders of the pre-funded warrants will be entitled to receive, upon exercise of the pre-funded warrants, the same kind and amount of securities, cash or other property that such holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the pre-funded warrants. Notwithstanding the foregoing, in the event of a fundamental transaction where the consideration consists solely of cash, solely of marketable securities or a combination of cash and marketable securities, then each pre-funded warrant shall automatically be deemed to be exercised in full in a cashless exercise effective immediately prior to and contingent upon the consummation of such fundamental transaction.

No rights as a stockholder

Except by virtue of such holder’s ownership of shares of our common stock, the holder of a pre-funded warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until such holder exercises the pre-funded warrant. In the event of certain distributions, including cash dividends, if any, to all holders of our common stock for no consideration, the holder of a pre-funded warrant shall be entitled to participate in such distributions to the same extent as if such holder held the number of shares of our common stock acquirable upon complete exercise of its pre-funded warrant (without regard to any limitations on exercise). If such distribution would result in such holder and the other attribution parties exceeding the exercise limitations described above, a portion of such distribution shall be held in abeyance for the benefit of such holder until such time as the ownership limitations would not be exceeded.

Material U.S. federal income tax considerations for non-U.S. holders

Although it is not entirely free from doubt, a pre-funded warrant should be treated as a share of our common stock for U.S. federal income tax purposes and a holder of a pre-funded warrant should generally be taxed in the same manner as a holder of common stock. Accordingly, no gain or loss should be recognized upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant should carry over to the share of common stock received. Similarly, the tax basis of a pre-funded warrant should carry over to the share of common stock received upon exercise, increased by the exercise price (if applicable). Each holder of pre-funded warrants should consult his, her or its own tax advisor regarding the risks associated with the acquisition of pre-funded warrants pursuant to this offering (including potential alternative characterizations).

Underwriting

The underwriters will purchase the pre-funded warrants pursuant to the underwriting agreement described in the Preliminary Prospectus Supplement on terms generally consistent with those applicable to the shares of common stock being sold in the offering. The underwriting discounts and commissions per pre-funded warrant will be equal to the underwriting discounts and commissions per share of common stock sold in the offering. The underwriters have not been engaged to act as warrant agent for the pre-funded warrants or to act as underwriter or agent or otherwise participate in the issuance of the shares of our common stock upon the exercise of the pre-funded warrants.

General

Additional conforming changes are hereby made to the Preliminary Prospectus Supplement to reflect the changes described in this free writing prospectus. All terms of the Preliminary Prospectus Supplement applicable to our common stock will be applicable to the shares underlying the pre-funded warrants upon issuance.

Bicara Therapeutics Inc. has filed a registration statement (including a preliminary prospectus supplement dated February 24, 2026 and the accompanying base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying base prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from: Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com; TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at TDManualrequest@broadridge.com; BofA Securities, NC1-022-02-25, 201 North Tryon Street, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, email: dg.prospectus_requests@bofa.com; Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 110 E. 59th Street, 6th Floor, New York, New York 10022 , or by email at prospectus@cantor.com; or Stifel, Nicolaus & Company, Incorporated, Attention: Prospectus Department, One Montgomery Street, Suite 3700, San Francisco, California 94104, by telephone at (415) 364-2720 or by email at syndprospectus@stifel.com.